
AGENiX


06010047

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

82-34639


SEC MAIL
RECEIVED
PROCESSING
JAN 03 2006
WASH. D.C.
213
SECTION

SEC#82-5258

SUPPL

16 December 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 15 and 16 December 2005.

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

PROCESSED
JAN 10 2006
THOMSON
FINANCIAL


AGENIX

Company Announcement

16 December 2005

Change in Agenix Officeholders

Following Mr Neil Leggett's appointment as CEO and Managing Director, he has resigned as Company Secretary.

Mr Karl Schlobohm and Mr Tony Finn have been appointed as joint Company Secretaries.



<end>

For more information, please contact:

Mr Neil Leggett
Managing Director
Agenix Limited
Ph: 61 7 3370 6396

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

Mr Karl Schlobohm Profile Overview: The new Agenix joint Company Secretary, Mr Karl Schlobohm, has a Bachelors Degree in Commerce, a Bachelors Degree in Economics, a Masters Degree in Tax. He is a Member of the Institute of Chartered Accountants, a Member of the Australian Institute of Company Directors and a Registered Tax Agent. Mr Scholobohm is Brisbane Principal of Prosperity Advisers, a full integrated financial services firm. He is Chairman of Australasian Retail Media Group Limited and Company Secretary of Global Seafood Australia Limited.

Mr Tony Finn Profile Overview: The new Agenix joint Company Secretary, Mr Tony Finn, has a Bachelors Degree in Commerce. He is a Certified Practicing Accountant. Mr Finn was appointed Corporate Accountant of Agenix Limited on 18 August 2003.

www.agenix.com


AGENIX

15 December 2005

AGENIX APPOINTS NEW CEO

Agenix has appointed current Finance Director, Mr Neil Leggett, as Chief Executive Officer and Managing Director, effectively immediately.

The former Agenix CEO & Managing Director, Mr Donald Home, has resigned after four and a half years with the company and will continue working with Agenix as an advisor on the ThromboView® program. Mr Home has been instrumental in securing key intellectual property for the in vitro diagnostic businesses, bringing the infrastructure and quality systems to an international level and leading the development of the ThromboView® program.

Mr Home said: "I have enjoyed the opportunity to work with such a talented and committed team at Agenix and believe that the company has achieved a considerable amount over the last four years. Agenix has developed into a world class company and can be very proud of its achievements. Neil has certainly established himself as a very good businessman and leader and I am confident that he will be able to continue to lead the company into the future".

The newly appointed Mr Leggett stated: "I am excited about the new role and ready to work with the Board and Management Team towards substantially increasing the Agenix share price over the next few years. One of our key strategies and priorities will be negotiating the right partnership agreement for the sales, marketing and distribution of ThromboVIew®."

Agenix Chairman, Mr Ravi Govindan stated: "Mr Leggett, has been with the company for two and half years and has a management track record of delivering high growth in revenue and share price and has been a strong contributor at Agenix Board level in strategic discussions. He has also been and will continue to be involved in the ThromboView® deal negotiations process.

Mr Govindan added: " I believe that recent organization changes have provided us with an opportunity to put in place a structure at Board and management level which combines scientific and international life sciences expertise together with the hard commercial edge and focus necessary to deliver share price growth."

"Our discussions with potential overseas partners regarding a ThromboView® deal are also progressing well. A key market research report has been completed with positive implications and we are very close to achieving the patient recruitment targets of our current Phase II DVT (deep vein thrombosis) trial in the United States and Canada and the Phase Ib PE (pulmonary embolism) trial in Australia."

"We have also recently appointed Dr Bill Ramage, a US-based consultant, who has special expertise in relation to the negotiation of licensing deals for imaging products, to advise the Board in its discussions with potential partners," he said. "Dr Ramage has been involved in our recent discussions."

" In terms of the expertise available to the Board, the recent appointment to the Board of Dr Andre Lamotte, a Swiss-based life sciences specialist who has a Doctorate in Science from MIT and an

MBA Degree from Harvard, has provided the Board with the depth of international life sciences experience that it lacked." said Mr Govindan.

"With these new management changes in place, the Board's first priority will be for Mr Leggett to focus on leading the management team to implement strategies and management plans designed to significantly increase the Company's business performance and share price over the medium to long term" Mr Govindan said.

ENDS

For more information contact:

Mr Ravi Govindan
Chairman
Agenix Limited
Ph: +61 7 3370 6300

Agenix Limited [ASX:AGX; OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing Phase II human trials in the United States and Canada. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of Agen Biomedical Limited, a wholly owned subsidiary of Agenix Limited.

Mr Neil Leggett Profile Overview: The new Agenix CEO, Mr Leggett, has a Bachelors Degree in Commerce and a MBA Degree. He is an Associate Fellow of the Australian Institute of Management, a Member of the Australian Institute of Company Directors, a Fellow of the Chartered Institute of Secretaries and a Fellow of the Taxation Institute of Australia. He has been a Chartered Accountant for over 26 years. Mr Leggett was appointed Chief Financial Officer on 1 May 2003 and was appointed to the Agenix Board on 7 December 2004.